July 20, 2007

Mail Stop 4561

Mr. Robert Ashton
President and Chief Executive Officer
Gensym Corporation
52 Second Avenue
Burlington, MA 01803-4411

> **Re:** **Gensym Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed June 6, 2007**
> **File No. 000-27696**

Dear Mr. Ashton:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 8. Financial Statements and Supplementary Data

Statements of Operations, page 36

1. We note that you bundle term license arrangements that include maintenance and recognize the revenue ratably. Further, we note that you recognize revenue using contract accounting. Please tell us whether this revenue is reported within product revenue, service revenue, or allocated to both using some allocation method. Also, explain how your presentation complies with Rule 5-03.1 of Regulation S-X.

Note 1. Operations and Significant Accounting Policies

Revenue recognition, page 40

2.   We note you account for certain software and services projects under SOP 81-1 and recognize revenue ratably over the term of the consulting engagement or at the time of delivery of contractual milestones. Please refer us to the specific guidance in SOP 81-1 that supports this method of revenue recognition.

3.   You disclose on page 23 that the U.S. government is a major customer. Please tell us whether any of your arrangements with the U.S. government are subject to fiscal funding clauses and, if so, how your revenue recognition policy addresses those clauses.

4.   We noted from your discussion of related party transactions on page 33 that it appears you offer web hosting services. Please explain to us, in more detail, the nature of these services and how you recognize this revenue.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief